

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 12, 2007

VIA INTERNATIONAL MAIL AND FAX (011-46-8-744-4394)
Mr. Roland Hagman
Vice President and Group Function Financial Control
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

     RE: **LM Ericsson Telephone Company**
             Form 20-F for the fiscal year ended December 31, 2006
             Filed June 7, 2007
             File Number 0-12033

Dear Mr. Hagman:

       We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director